                                             FILING PURSUANT TO RULE 425
                                             FILER: PACIFIC GULF PROPERTIES INC.
                                             SUBJECT COMPANY: PACIFIC GULF
                                                              PROPERTIES INC.
                                             NO. 1-12546

The following is a press release dated March 2, 2001 concerning the merger described in the Form 8-K filed by Pacific Gulf Properties Inc. (the "Company") on March 2, 2001.

                  PACIFIC GULF PROPERTIES AGREES TO MERGE WITH
                AN AFFILIATE OF PRUDENTIAL REAL ESTATE INVESTORS
                       TO DEVELOP SENIOR APARTMENT ASSETS

         NEWPORT BEACH, CA - March 2, 2001 - Pacific Gulf Properties Inc. (NYSE:
PAG) today announced that on March 1 it entered into a definitive merger agreement with FountainGlen Properties LLC ("FountainGlen"), an affiliate of Prudential Real Estate Investors ("PREI"). Under the merger agreement, Pacific Gulf will be merged with and into FountainGlen in a cash transaction valued at approximately $143 million, consisting of approximately $78 million in equity consideration, or approximately $3.00 per share, plus assumption of related debt of approximately $65 million. The transaction was approved by the Board of Directors of Pacific Gulf and remains subject to the approval of Pacific Gulf's shareholders.

         The merger agreement provides that FountainGlen will acquire only Pacific Gulf's senior housing assets and the corporate office building. Prior to the closing of the merger, Pacific Gulf intends to continue with its previously announced plan to sell its remaining conventional multifamily and industrial assets to third parties in one or more sales. In a transaction to be undertaken separately from the merger, Pacific Gulf will transfer any remaining conventional multifamily and industrial assets, as well as the cash proceeds from any such sales, to a liquidating trust for the benefit of shareholders. The trust will be responsible for selling any assets transferred to it and distributing the proceeds received from sales to the shareholders.

         Under the terms of the agreement between Pacific Gulf and FountainGlen, Pacific Gulf shareholders will receive, in exchange for their shares of Pacific Gulf stock, an aggregate amount of approximately $78 million in cash, or $3.00 per share, subject to certain adjustments. These adjustments are based on amounts that Pacific Gulf has agreed to deliver at closing for items such as net working capital, total equity invested in the senior properties, total deposits for new senior properties and any increases in the development budgets for the senior properties.

         Pacific Gulf currently estimates, based on the per share price in the merger and the value of assets and cash expected to be distributed to shareholders through the liquidating trust (after consideration of transaction costs, including the costs of the merger) that shareholders may receive up to $6.40 per share. This figure is a preliminary estimate and the actual amount distributed will likely differ, perhaps materially, from the estimate depending on market conditions for the sales of the remaining multifamily and industrial assets, claims asserted by the purchasers of the properties, the adjustments to the per share price in the FountainGlen merger, future liabilities and other factors.

         The merger is subject to several conditions, including the approval of Pacific Gulf Properties' shareholders and Pacific Gulf obtaining insurance policies, in favor of FountainGlen, covering contingent liabilities of Pacific Gulf. FountainGlen's obligation to close is conditioned upon Glenn L. Carpenter, Pacific Gulf's Chairman and Chief Executive Officer, and members of the Pacific Gulf management team entering into employment agreements with FountainGlen at the closing. Mr. Carpenter and such members have agreed with Pacific Gulf that they intend to do so. The transaction is expected to close mid-2001, subject to the satisfaction of these conditions.

         Mr. Carpenter said "This transaction represents the second major step Pacific Gulf has taken to complete its plan of liquidation. By selecting Prudential as our merger partner, Pacific Gulf is dealing with a buyer that is reputable, established and knowledgeable in various real estate investments. Additionally, our senior management team looks forward to working with PREI in the future."

         Marc R. Halle, Principal of PREI, said "We are pleased to enter into this transaction with Pacific Gulf. Glenn Carpenter and his team have developed, refined and successfully implemented a unique investment strategy. We look forward to working with Glenn and his team to build unassisted age-restricted multi-family housing in the United States."

         Morgan Stanley is financial advisor to Pacific Gulf Properties and has issued a fairness opinion to the company in connection with the proposed merger.

         PREI provides global real estate investment management services to institutional clients in the U.S., Europe, Asia, and Latin America. PREI currently manages $12.3 billion assets on behalf of 325 institutional clients as of December 31, 2000. PREI is a unit of Prudential Investment Corporation, an affiliate of The Prudential Insurance Company of America.

         Pacific Gulf Properties Inc. is a real estate investment trust (REIT) that is in the process of liquidating its assets. The Company is headquartered in Newport Beach, California.

         Forward-looking statements and comments in this press release are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. Such statements relating to, among other things, events, conditions, prospects, expectations and financial trends that may affect the transactions discussed herein, as well as the Company's future distributions, plans of operations and financial position are not guarantees of future performance and are necessarily subject to risks and uncertainties, some of which are significant in scope and nature, including without limitation, the conditions to such transactions, increased competition, adverse economic trends, increasing interest rates, future liabilities and other factors.

                                 --------------

The Company plans to file a proxy statement and other relevant documents concerning the transaction with the Securities and Exchange Commission (the "Commission"). WE URGE SHAREHOLDERS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov.

SHAREHOLDERS SHOULD READ THE PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

The Company and its officers and directors may be deemed to be participants in the solicitation of proxies from the Company's stockholders with respect to the transactions contemplated by the merger agreement. Information concerning the participants in the solicitation will be set forth in the proxy statement when it is filed with the Commission.


                                       2